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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                           Hills Stores Company
- -------------------------------------------------------------------------------
                             (Name of Issuer)


                     Series A Convertible Preferred Stock
- -------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                431692 20 2
                   -------------------------------------
                               (CUSIP Number)


                John F. Hartigan, Esq.   Morgan, Lewis & Bockius
                 801 South Grand Avenue, Los Angeles, CA  90017
                                 (213) 612-2500
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
          		Receive Notices and Communications)


                               October 4, 1993
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                          Page  2 of 12 Pages

                                            SCHEDULE 13D
        CUSIP No. 431692 20 2

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Apollo HDS Partners, L.P.
_______________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                        (b) / /
_______________________________________________________________________________
3  SEC USE ONLY

_______________________________________________________________________________
4  SOURCE OF FUNDS*

                     OO
_______________________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or (e)                                                       / /
______________________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
_______________________________________________________________________________
                             7  SOLE VOTING POWER

            NUMBER OF           279,618 shares of Series A Convertible
		                              Preferred Stock
              SHARES         _________________________________________________
          BENEFICIALLY       8  SHARED VOTING POWER
             OWNED BY
                EACH         _________________________________________________
            REPORTING        9  SOLE DISPOSITIVE POWER

              PERSON            279,618 shares of Series A Convertible
                                Preferred Stock
               WITH          _________________________________________________
                             10  SHARED DISPOSITIVE POWER


______________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    279,618 shares of Series A Convertible Preferred Stock
_______________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         7.1%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON*
                     PN
_______________________________________________________________________________

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                   Page 3 of 12 Pages

                               SCHEDULE 13D
        CUSIP No. 431692 20 2

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Lion Advisors, L.P.
______________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                          (b) / /
________________________________________________________________________________
3  SEC USE ONLY

_______________________________________________________________________________
4  SOURCE OF FUNDS*

                     OO
_____________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or (e)                                              /  /

_______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_______________________________________________________________________________
                                7  SOLE VOTING POWER
             NUMBER OF
                                   N/A
              SHARES            ______________________________________________
           BENEFICIALLY         8   SHARED VOTING POWER
             OWNED BY

                EACH            ______________________________________________
            REPORTING           9   SOLE DISPOSITIVE POWER

              PERSON                N/A
                WITH            ______________________________________________
                                10  SHARED DISPOSITIVE POWER


______________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     N/A
______________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

______________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      N/A
_______________________________________________________________________________
14  TYPE OF REPORTING PERSON*
                      PN
_______________________________________________________________________________
                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                   Page 4 of 12 Pages

                                     SCHEDULE 13D
        CUSIP No. 431692 20 2

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Apollo Investment Fund, L.P.
______________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                         (b) / /
______________________________________________________________________________
3  SEC USE ONLY

_______________________________________________________________________________
4    SOURCE OF FUNDS*

                     OO
______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or (e)                                             / /

______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
______________________________________________________________________________
                             7   SOLE VOTING POWER

            NUMBER OF                 N/A
              SHARES         _________________________________________________
          BENEFICIALLY       8   SHARED VOTING POWER
             OWNED BY
              EACH           _________________________________________________
            REPORTING        9   SOLE DISPOSITIVE POWER
             PERSON                N/A
              WITH           _________________________________________________
                             10  SHARED DISPOSITIVE POWER


______________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     N/A
_______________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

______________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         N/A
______________________________________________________________________________
14  TYPE OF REPORTING PERSON*

                    PN
 ______________________________________________________________________________
                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                   Page 5 of 12 Pages

                           STATEMENT PURSUANT TO RULE 13d-1

                                        OF THE

                            GENERAL RULES AND REGULATIONS

                                      UNDER THE

                     SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

          _________________________________________________________________
          _________________________________________________________________


          Item 1.  Security  and Issuer.

                    Item 1 is hereby amended and restated as follows:

                    This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), and the Series A Convertible Preferred Stock, par value $.10 per share ("Series A Preferred Stock") of Hills Stores Company, a Delaware corporation ("Hills"), issued pursuant to the Joint Plan of Reorganization referred to in Item 3 below. The principal executive offices of Hills are located at 15 Dan Road, Canton, Massachusetts 02021.

          Item 2.  Identity and Background.

                    Item 2 is hereby amended and restated as follows:

                    This Statement is filed by Apollo HDS Partners, L.P. ("HDS"), a Delaware limited partnership. Such person is also referred to herein as the "Reporting Person."

                    HDS is principally engaged in the investment in securities of Hills. The managing general partner of HDS is Apollo Investment Fund, L.P., a Delaware limited partnership ("Apollo"). The managing general partner of Apollo is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). The administrative general partner of Apollo is Apollo Fund Administration Limited, a Cayman Islands corporation. Advisors is principally engaged in the business of serving as managing general partner of Apollo and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of Apollo and another investment fund. Apollo does not have any other general partners.

                    The respective addresses of the principal business and principal office of each of HDS, Apollo, Advisors and Apollo Fund Administration Limited are: HDS and Apollo, c/o Apollo Advisors,

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                                                   Page 6 of 12 Pages


          L.P., Two Manhattanville Road, Purchase, New York 10577; Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                    Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal stockholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                    Neither the Reporting Person, Apollo, Advisors, Apollo Fund Administration Limited, Capital Management nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration.

                    Item 3 is hereby amended and restated as follows:

                    The Debtor's First Amended Consolidated Plan of Reorganization of Hills, Hills Stores Company, Interstate Leasing Corporation, Dan International, Inc., Canton Advertising, Inc., C.R.H. International, Inc. and Rudnick & Sons, Incorporated, jointly administered as Case No. 91 B 10488 (TLB) (the "Plan of Reorganization") was confirmed by order of the Bankruptcy Court of the Southern District of New York on September 10, 1993, and was consummated on October 4, 1993. In connection with the consummation of the Plan of Reorganization, the Reporting Person had the right to receive, after giving effect to the sale of certain securities described in Item 5(c), as part of the consideration to discharge claims in respect of (i) $5,390,000 in principal amount of 14.125% Senior Subordinated Debentures due December 31, 1995 of Hills and (ii) $14,150,000 in principal amount of 14.625% Subordinated Debentures due December 31, 1997 of Hills, a total of 416,633 shares of Common Stock and 279,618 shares of Series A Preferred
          Stock (which are convertible into an additional 279,618 shares of Common Stock) of Hills. See also Item 4 and Item 5(c).

                    The purpose of this amendment and restatement is to reflect the agreement as of September 10, 1994 of Apollo and
          Lion Advisors, L.P. to contribute the securities referred to above to HDS in exchange for partnership interests in HDS.
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                                                   Page 7 of 12 Pages

                    The foregoing response to this Item 3 is qualified in its entirety by reference to the Plan or Reorganization, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.


          Item 4.  Purpose of Transaction.

                    Item 4 is hereby amended and restated as follows:

                    The Reporting Person acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the Plan of Reorganization described in Item 3 above. Such shares of Common Stock were acquired in the ordinary course of business for investment purposes. Effective upon consummation of the Plan of Reorganization, Michael S. Gross, an employee of Apollo, became a member of the Board of Directors of Hills.

                    The Reporting Person may change any of its current intentions, acquire additional shares of Common Stock or Series A Preferred Stock or sell or otherwise dispose of all or any part of the Common Stock or Series A Preferred Stock beneficially owned by the Reporting Persons, or take any other action with respect to Hills or any of its debt or equity securities in any
          manner permitted by law.   Reference is hereby made to the Plan
          of Reorganization filed herewith as an exhibit for a description of other transactions or events of the type described in Items
          (a) through (j) of the instructions to Item 4 of Schedule 13D. Except as disclosed in this Item 4 and Item 5, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. See also Item 5.

                    The foregoing response to this Item 4 is qualified in its entirety by reference to the Plan of Reorganization, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.


          Item 5.  Interest in Securities of the Issuer.

                    Item 5 is hereby amended and restated as follows:

                    The Reporting Person acquired beneficial ownership of the shares of Common Stock and Series A Preferred Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Plan of Reorganization.

                    (a) As of October 4, 1993, the Reporting Person may have been deemed to beneficially own (i) 1,345,943 shares of Common Stock (including 540,540 shares issuable upon conversion of Series A Preferred Stock) or 14.1% of the Common Stock to be

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                                                   Page 8 of 12 Pages


          outstanding upon consummation of the Plan of Reorganization, and
          (ii) 540,540 shares of Series A Preferred Stock or 13.7% of the Series A Preferred Stock to be outstanding upon consummation of the Plan of Reorganization, pursuant to the exchange of debt
          securities described in Item 3.   Beneficial ownership of such
          shares was acquired as described in Item 3 and Item 4.

                    As of October 13, 1993, HDS beneficially owns (i) 696,251 shares of Common Stock (including 279,618 shares issuable upon conversion of Series A Preferred Stock) or 7.7% of the Common Stock outstanding upon consummation of the Plan of Reorganization, and
          (ii) 279,618 shares of Series A Preferred Stock or 7.1% of the Series A Preferred Stock outstanding upon consummation of the Plan of Reorganization, pursuant to the exchange of debt securities described in Item 3.

                    (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by this reference.

                    (c) On October 11, 1993, in two separate private transactions, HDS sold an aggregate of $17,000,000 in principal amount of 14.125% Senior Subordinated Debentures due December 31, 1995 of Hills (representing the right to acquire 388,880 shares of Common Stock and 260,994 shares of Series A Preferred Stock (which are convertible into an additional 260,994 shares of Common Stock) upon consummation of the Plan of Reorganization) at a price of $90.25 per $100.00 in principal amount of such Senior Subordinated Debentures. Except as disclosed herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the shares of Common Stock being reported on this Statement.

                    (d)  Not applicable.

                    (e)  Not applicable.


          Item 6.   Contracts, Arrangements, Understandings  or
                    Relationships With Respect to the Securities of the Issuer.

                    Item 6 is amended and restated as follows:

                    The responses to Item 3, Item 4 and Item 5(d) are incorporated herein by this reference.



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                                                          Page 9 of 12 Pages


          Item 7.   Material to be Filed as Exhibits.

                    Item 7 is amended and restated as follows:

                    (1) Plan of Reorganization.*/








































          */    Incorporated by reference to Debtors' First Amended
               Consolidated Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code filed with the Securities and Exchange Commission on July 16, 1993.

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                                                  Page 10 of 12 Pages


                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:

                              APOLLO HDS PARTNERS, L.P.


                                  By: Apollo Investment Fund, L.P.

                                      By: Apollo Advisors, L.P.,
                                           Managing General Partner

                                          By: Apollo Capital Management, Inc.
                                                General Partner


                              By: Michael D. Weiner
                                  --------------------------------------
                                   Title: Vice President, Apollo Capital
                                            Management, Inc.

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                                                  Page 11 of 12 Pages


                                 APPENDIX A TO ITEM 2

                    The following sets forth information with respect to the general partners, executive officers, directors and principal stockholders Apollo, Advisors, which is the managing general partner of Apollo, Apollo Capital Management, Inc., a Delaware corporation which is the managing general partner of Advisors ("Capital Management"), Apollo Fund Administration Limited ("Administration") which is the administrative general partner of Advisors, Lion Advisors, L.P., a Delaware limited partnership ("Lion Advisors"), and Lion Capital Management, Inc., a Delaware corporation which is the sole general partner of Lion Advisors ("Lion Capital").

                    The principal occupation of each of Arthur Bilger, Leon Black, Craig Cogut and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Capital Management and of Lion Capital, and each is a limited partner of Advisors and Lion Advisors. The principal business of Advisors and of Lion Advisors is to provide advice regarding investments in securities.

                    Mr. Bilger is a Vice President and a director of Lion Capital and Capital Management. Mr. Bilger's business address is 1999 Avenue of the Stars, Los Angeles, California 90067.

                    Mr. Black is the President and a director of Lion Capital and the President and a director of Capital Management. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Mr. Cogut is a Vice President and a director of Lion Capital and the Secretary and a Vice President and director of Capital Management. Mr. Cogut's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Mr. Hannan is a Vice President and director of Lion Capital and a Vice President and director of Capital Management. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a

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                                                  Page 12 of 12 Pages


          Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Messrs. Bilger, Black, Cogut and Hannan are the beneficial owners of the stock of Administration.